Dave Thomas

Raice Paykin & Krieg

Gentlemen:

Please be informed that our firm has been engaged to complete an audit of the financial statements of Univercell Holdings, Inc. For the year ended December 31, 2003. We have been unable to issue a report in adequate time for the company to complete their 10K filing by March 30, 2004, due to slow responses of confirmation to third-party individuals or organizations.

Sincerely,

/s/ Chisholm, Bierwolf & Nilson LLC